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                           TSW International, Inc.
                           3301 Windy Ridge Parkway
                           Atlanta, Georgia 30339
                               (770) 952-8444

                               August 6, 1997


Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street N.W.
Washington, D.C. 20549

Attn:  James M. Daly
       Assistant Director
       Division of Corporation Finance

       Re:  TSW International, Inc. (CIK No. 0001038594)
            Registration Statement on Form S-1 (Registration No. 333-26535)

Dear Mr. Daly:

       In accordance with Rule 477 promulgated pursuant to the Securities Act of 1933, as amended, TSW International, Inc. ("TSW") respectfully files this application to withdraw its above-referenced Registration Statement on Form S-1 as filed with the Securities and Exchange Commission (the "Commission") on May 6, 1997. As a result of its pending merger with The Indus Group, Inc., TSW no longer plans to go forward with the initial public offering contemplated by the Registration Statement as filed.

       We therefore request that the Commission consent to the withdrawal of such registration statement with an order granting the withdrawal as of the date of the filing of this application.

       Please do not hesitate to contact Daniel T. Falstad of Troutman Sanders LLP at (404) 885-3514 if you have any questions regarding this request. Thank you for your assistance.

                                       Sincerely,


                                       TSW INTERNATIONAL, INC.



                                       By:  /s/ JOHN F. BARTELS
                                          -------------------------------------
                                       John F. Bartels
                                       Senior Vice President and Chief
                                        Financial Officer